Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: September 20, 2018

The following is a presentation given by Unilever N.V. and Unilever PLC on September 20, 2018:

Simplification of our historic dual-headed legal structure

SAFE HARBOUR STATEMENT Where relevant, these actions are subject to the appropriate consultations and approvals. This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’ or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group“ or “Unilever”). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017. This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom. In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (“Simplification”) under a new holding company (“New NV”), New NV intends to file a registration statement on Form F-4, which will include a prospectus with respect to its merger with Unilever N.V. (the “Proposed Merger”) and Simplification. The final prospectus will be delivered to the security holders of Unilever N.V.. New NV also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents relating to the Proposed Scheme and Simplification to security holders of Unilever PLC. The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New NV, Unilever PLC and Unilever N.V., without charge, at the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of NV should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the "EU Prospectus"), and to be approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about Unilever and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. Deutsche Bank AG ("Deutsche Bank") is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany's Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

Percentages of the group’s combined ordinary share capital, calculated by reference to the total number of issued ordinary shares of NV and PLC (excluding treasury shares) as at 31.12.17 Simplification at a glance – what is it? Unilever PLC Incorporated in the UK Unilever NV Incorporated in the Netherlands Equalisation agreements 55% market cap 45% market cap From a dual-headed legal structure: To a single parent structure: New Unilever NV Incorporated in the Netherlands - simpler structure - improved corporate governance Listed in London Share price & dividends in GBP Listed in Amsterdam Share price & dividends in Euro Listed in New York Share price & dividends in USD

Volatile markets Strategic rationale – why Unilever will be a better company Simpler Greater flexibility for strategic portfolio change Improved corporate governance One global pool of liquidity

Current practice for NV and PLC Continue in New NV Applying both UK and Dutch Corporate Governance Codes Applying UK, Dutch and US listing rules* Annual re-election of directors incl. CEO Separate Chairman and CEO One-tier Board with diverse experiences 5% + 5% disapplication of pre-emption rights** Binding vote on Directors’ Remuneration Policy at least every three years Advisory vote on Directors’ Remuneration Report every year Continuing with core corporate governance features * including related party and material transaction safeguards ** implemented at 2018 AGMs for both NV and PLC

Current practice for NV and PLC New NV corporate governance Voting rights Shareholders of PLC vote independently from NV One constituency: One share, one vote principle Classes of shares NV shares; NV preference shares with high-voting rights PLC shares Single class of shares*, one global pool of liquidity No preference shares* Trust Office Depositary receipt structure Trust Office exists in Unilever NV; Trust Office held 77% of NV shares at 31.12.17 and represented 33% of votes at 2017 NV AGM No trust office (as Trust Office and depositary receipt structure will be terminated)** Convene a general meeting NV: District court at request of shareholders holding > 10% of issued capital PLC: Shareholders holding > 5% of issued capital Shareholders with > 3% of issued capital can require a general meeting to be convened within 8 weeks Nominate/propose removal of director Table resolution NV: Shareholders holding > 1% of issued capital PLC: Shareholders holding > 5% of issued capital; or 100 shareholders each holding ca. 3,200 shares*** Shareholders holding > 1% of issued capital Amending Articles of Association NV: >50% of votes cast at general meeting****, at proposal of the Board PLC: >75% of votes cast at general meeting, at proposal of the Board or Shareholders > 75% of votes cast at general meeting, at proposal of the Board or Shareholders Disapplication of pre-emption rights Share buy-back authority Capital reduction NV: >50% of votes cast at general meeting PLC: >75% of votes cast at general meeting > 75% of votes cast at general meeting And further strengthening our corporate governance * Cancellation of NV preference shares upon Simplification; ** Termination of depositary receipt structure subject to approval from depositary receipt holders; *** In the case of an AGM; **** Some amendments require class meetings

Timeline 15 March 18 announcement of proposal 11th Sept 18 – Documentation sent to shareholders 25/26 Oct 18 – NV and PLC shareholder meetings and votes 23rd Dec 18 – Expected Completion Engagement with shareholders, index providers, proxy agencies on proposal

Volatile markets Things to clarify PLC shareholder – Institutions vs Private Forced Selling? Unilever ‘Britishness’ No Dividend Withholding Tax (DWT) Unilever and the London Stock Exchange Outcome

APPENDIX

Volatile markets Index inclusion NV has a market capitalisation of ca. €70bn and PLC has a market capitalisation of ca. €60bn Currently NV is the 13th largest constituent of the Euro STOXX 50 index and PLC is the 10th largest constituent of the FTSE 100 Index Unilever is a constituent of many other indices managed by FTSE Russell, MSCI, STOXX and other index providers (including Euro, Europe ex UK, EAFE, pan-Europe, World and other broader international indices) After Simplification: Regrettably it is very unlikely that New NV will be in the FTSE UK Index Series, following active engagement with FTSE Russell New NV, will likely have a higher weighting in many of the other indices and is expected to be the 3rd largest constituent of the Euro STOXX 50 index In many other indices, the weighting will effectively be the same as today, as both NV and PLC are current constituents Market capitalisation based on issued ordinary share capital as at the 17th August. PLC converted to Euro using the exchange rate at close of business on 17th August.

Volatile markets Tax Dutch Dividend Withholding Tax (DWT) According to the Dutch coalition agreement in October 2017, no DWT would be due nor required to be withheld by New NV as from 1 January 2020. However, any dividends paid by New NV in the period between completion of Simplification and 1 January 2020 would ordinarily be subject to 15% DWT New NV will take steps shortly following Simplification to enable New NV to make dividend substitution payments to shareholders prior to the abolition of DWT that would not be subject to DWT If DWT were not abolished as anticipated, New NV would continue to apply the arrangements described above to enable shareholders to receive dividend substitution payments free of DWT for as long as possible No tax is generally expected to arise for shareholders who hold their shares as an investment and are resident in the UK, US or the Netherlands, on exchange of their current PLC or NV shares for ordinary shares in New NV

Simplification of our historic dual-headed legal structure